5/17

Follow-Up Materials



06013530

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Superior Diamonds Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/18/06

SUPERIOR DIAMONDS INC.

ANNUAL REPORT 2005





oat plane delivering fuel for AEM Project rill program, Ontario





Helicopter-borne geophysical survey on the Ville Marie Project, Québec



Drilling on the Ville Marie roject, Québec



Superior Diamonds

Project Locations in Canada


Attawapiskat
Kimberlite Field
Victor
Pipe
Beaver Lake
Kimberlite
Renard
Kimberlites
AEM PROJECT
MISTASSINI
Vancouver
VILLE MARIE
LESPERANCE
Sudbury
Ottawa
Toronto

Letter to Shareholders

Superior Diamonds Inc. was very active in 2005 exploring several projects in Ontario and Québec on the Superior Craton. The Superior Craton over the past five years has become the focus of intense exploration by the industry as a result of the discovery of diamondiferous kimberlites at Attawapiskat, Otish and New Liskeard. The Victor Pipe being developed by De Beers Canada Inc. will be Ontario's first diamond mine.

The Company completed major programs within the AEM Project at the Lansdowne and Ellard Lake prospects. A major milestone was the signing of two letters of understanding with the Neskatanga and Sachigo Lake First Nations. These agreements are testament to Superior's commitment to establishing positive working relationships with local communities.

Exploration efforts within the Lansdowne and Ellard Lake areas included drill testing targets delineated by close spaced airborne magnetic surveys. Although no kimberlite was intersected in the drilling programs, numerous targets in both areas have yet to be tested. For example, a review of the magnetic data of the Ellard Lake program resulted in the identification of over 300 targets of varying priorities. Due to time constraints, only 12 of these targets were tested in 2005. The Ellard Lake area remains an important area for the discovery of kimberlite, and further drilling of targets will be a focus in 2006.

The Company's Lesperance Project, located in the Desmaraisville area of Québec, is underlain by overburden material containing kimberlite indicator minerals with highly anomalous chemistries. A 1,700 line kilometre airborne magnetic/electromagnetic survey was completed in 2005. Review of the airborne results defined a total of 188 targets of which 23 were prioritized for drill testing in early 2006.

Excavating the Lac D'Argent area
Ville Marie Property, Québec



The Company has been active in the Ville Marie area of Québec for a number of years and exploration has been focusing on the eastern shoulder of the Temiscamingue rift. Over the years, thousands of kimberlite indicator minerals have been recovered and, in addition to these, kimberlite boulders have been found in the Lac D'Argent area. Several of the boulders from Lac D'Argent contain anomalous kimberlite indicator mineral signatures. Detailed glacial studies performed in 2005 suggest a minimum amount of transport from source for both the boulders and indicator minerals. To pinpoint the source regions of the boulders, an overburden drilling program in the Lac D'Argent area will commence in early 2006. It is anticipated that diamond drilling to test for kimberlite bodies in the interpreted source area will begin in mid-2006.

An independent evaluation in late 2005 of proprietary magnetic data within the Abitibi Subprovince of Québec resulted in the recognition of several areas with potential to host kimberlite. On the basis of this evaluation, six areas were acquired covering approximately 25,700 hectares. First phase overburden sampling programs will be initiated over these areas in 2006 to evaluate their potential to host kimberlite.

Diamond exploration is a slow process; however, the rewards can be enormous. Our dedicated employees and management have worked hard during the year in the interest of all shareholders and for this I am grateful. I would like to acknowledge our exploration management for their commitment to the Company's long-term success and thank our shareholders for their continued support during this past year. I look forward to even greater challenges and rewards in the year ahead and am confident that the continued dedication of these people will result in exploration success to the benefit of all shareholders.

JOHN G. PATERSON
President & Chief Executive Officer
March 14, 2006

December 31, 2005 and 2004

General

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at March 10, 2006, should be read in conjunction with the audited financial statements including the notes thereto for the years ended December 31, 2005 and 2004.

Superior is an exploration stage junior mining company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Overall Performance

During 2005, the Company raised gross proceeds of $3,102,030 by issuing common shares pursuant to private placements comprised of flow through and non-flow through shares. The funds raised were used to conduct sampling, geophysics and drilling in northern Ontario on the AEM Project and in Québec on the Ville Marie (formerly Temiscamingue) and Lesperance (formerly Desmaraisville) projects.

Approximately $2.2 million was incurred on exploration and $325,000 on administrative overhead during the year.

AEM Project

The AEM Project is located in northern Ontario and includes three areas (Lansdowne, Ellard Lake and Muskrat Dam) covering a total of 35,288 square kilometres. Exploration is focused on the Lansdowne and Ellard Lake areas and in 2005 both areas underwent drill testing of targets delineated by close spaced airborne magnetic surveys. In Lansdowne, Superior has 101 claim blocks in good standing covering an area of 20,656 hectares. At Ellard Lake, the Company has 70 claim blocks in good standing covering an area of 17,920 hectares.

In 2005, a 14,000 line kilometre airborne magnetic survey was flown over the Ellard Lake area. This survey was targeted using extensive kimberlite indicator mineral data gathered from overburden samples of till, glacio fluvial and modern alluvial material. A review of the magnetic data resulted in the identification of 300 potential kimberlite targets of various priorities. Due to time constraints and obligations under a Memorandum of Understanding with the Sachigo Lake First Nations, only 12 of the targets were drill tested in 2005 with none of the holes intersecting kimberlite. Several priority one targets have yet to be drilled and the Company has plans to further drill test magnetic targets in 2006.

In the Lansdowne area, a summer drilling program was completed on 24 magnetic targets identified from the Company's airborne magnetic survey flown in 2004. Kimberlite was not intersected in any of the drill holes and a further 79 targets are undergoing evaluation for a second phase drilling program.

Lesperance Project

The Lesperance Project is located in the Desmaraisville area of Québec and consists of 285 claim blocks covering an area of 6,900 hectares. A portion of this land position is subject to an option agreement with Matamec Explorations Inc. ("Matamec") and Cambior Inc. ("Cambior"). Under the terms of this agreement, Superior can earn 100% of the diamond rights within Matamec's claim holdings by spending $1.5 million on exploration over five years, and issuing 540,000 shares over the same period to Matamec and Cambior (270,000 to each). Matamec and Cambior retain a 2.5% gross overriding royalty (1.25% each) of which 1.5% can be purchased by Superior for $3 million.

In 2005, the Company completed a 1,700 line kilometre airborne magnetic/electromagnetic survey in an area targeted using results from several phases of overburden sampling for kimberlite indicator minerals. The chemical characteristics of these indicator minerals are highly anomalous and suggest that their kimberlite sources may be diamondiferous.

A total of 188 targets were selected from the airborne survey data of which 23 can be classified as high priority. Ground magnetics work was completed on four targets to more accurately locate anomalies and compare the location reliability of the airborne data. On the basis of all the data interpretation, a drill program commenced in February 2006.

Ville Marie Project

The Ville Marie Project is located in the Temiscamingue area of Québec within a structural zone known to host diamondiferous kimberlite. Superior has completed three phases of overburden sampling in the Ville Marie area and thousands of kimberlite indicator minerals have been recovered. Large populations of these indicator minerals contain alteration mantles indicating short transport distances. In addition to recovery of kimberlite indicator minerals, hypabyssal and crater phase kimberlite boulders have been recovered from five different sites. Detailed glacial studies suggest limited transport of the boulders although they are within a glacial-fluvial environment. The boulders are non-magnetic, which makes it difficult to trace back to source.

Due to thick glacial overburden in the Ville Marie area, a program of overburden drilling using reverse circulation techniques is planned in the Lac D'Argent target area to sample the basal till/rock interface to more accurately define the limits of the kimberlite indicator mineral dispersion and pinpoint source areas for further evaluation. The drilling program commenced in early 2006.

Mistassini Project

The Mistassini Project is situated on the same structures as the emplaced Renard Kimberlites discovered by Ashton Mining of Canada Inc. Superior and Majescor Resources Inc. ("Majescor") have identified two target areas within the Project area as a result of overburden sampling, airborne magnetic surveys and drilling. An additional overburden sampling program is slated for 2006 to further evaluate these two areas.

Superior earned a 50% interest in the Project in early 2005 by funding $1,350,000 in exploration expenditures. Subsequent to the earn-in, expenditures were to be funded equally by the Company and Majescor. However, Majescor has elected not to participate in the 2006 sampling program and agreed to dilute its interest. Additionally, to more accurately reflect management's assessment of the Project's fair value, the Company recorded a $1 million write down on the Project during 2005.

Other Projects

Other project areas acquired based on favorable magnetics include La Corne (1,360 hectares), Labrie (4,573 hectares), Lespinary (5,514 hectares), Royal (6,049 hectares), Anville (4,671 hectares) and Beattyville (3,577 hectares). A program involving overburden sampling is planned for 2006 to evaluate the potential of these areas to host kimberlites.

Results of Operations

The Company recorded net income of $502,961 or $0.02 per share during the fourth quarter of 2005 compared with a net loss of $232,063 or $0.01 per share for the same period in 2004. The net income is attributable to a recovery of income taxes of $645,238 (2004 – $216,116) recorded during the quarter and also to a reduction in general and administrative costs. The recovery of the tax benefit relates to current year losses which provide a partial offset to the future income tax liability arising from flow through share arrangements.

Net loss for the year ended December 31, 2005 was $964,681 (2004 – $697,356) or $0.03 (2004 – $0.03) per share. The increase in net loss was due to a write down of resource property costs in the third quarter of 2005. This was partially offset by a reduction in general and administrative expenses and the recovery of future income taxes.

In September 2005, the Company wrote down the Mistassini Project by $1 million to more accurately reflect management's assessment of the Project's fair value. An additional amount of $259,899 in resource property costs relating to the AEM Winisk ($208,443) and Severn ($51,456) projects was also written off during 2005 based on the Company's decision to focus on the AEM Diamond Project and discontinue fulfilling the expenditure requirements under the AEM Winisk agreement with Inco Limited. The Severn Project had a carrying value of $251,456 and the remaining Severn claims were sold to De Beers Canada Inc. ("De Beers") for a cash payment of $200,000. Total write-offs relating to resource properties amounted to $362,702 in 2004.

The Company recorded $52,000 (2004 – $28,350) in stock-based compensation expense as a result of stock options granted to a director and various consultants during 2005. (See MD&A section "Critical Accounting Policies and Estimates.")

Consulting and management fees decreased by $35,720 from the previous year due to a $1,000 per month decrease in management fees paid to Southwestern Resources Corp. ("Southwestern") and a general reduction in fees charged to the Company for consulting and management services provided by officers and other consultants.

General exploration of $57,371 (2004 – $61,979) is comprised of exploration expenditures of a general reconnaissance nature.

Other operating costs decreased by $110,476 during 2005 due to management's efforts to keep administrative costs to a minimum.

Selected Annual Financial Information

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. All dollar amounts are in Canadian dollars.

Years ended December 31	2005	2004	2003
FINANCIAL RESULTS			
Interest income	27,913	18,935	17,467
Net loss	(964,681)	(697,356)	(1,321,428)
Loss per share*	(0.03)	(0.03)	(0.10)
FINANCIAL POSITION			
Working capital	1,709,109	578,020	947,819
Resource properties	5,492,103	5,524,791	4,449,254
Total assets	8,104,411	6,161,192	5,496,258
Share capital	16,596,544	13,834,942	12,244,082
Deficit	(10,190,362)	(9,225,681)	(8,312,209)
Total long term financial liabilities	200,000	200,000	200,000
Number of shares issued and outstanding	34,022,675	27,864,727	24,817,342

*Loss per share is calculated based on the weighted-average number of shares outstanding.

Summary of Quarterly Financial Information

2005 Fiscal Quarter ended	4th Quarter Dec 31	3rd Quarter Sept 30	2nd Quarter June 30	1st Quarter Mar 31
Interest and other income	6,599	10,105	9,250	1,959
Net income (loss)	502,961	(1,100,188)	(79,581)	(287,873)
Income (loss) per share*	0.02	(0.04)	(0.00)	(0.01)

2004 Fiscal Quarter ended	4th Quarter Dec 31	3rd Quarter Sept 30	2nd Quarter June 30	1st Quarter Mar 31
Interest and other income	10,024	1,173	3,374	4,364
Net loss	(232,063)	(149,057)	(111,175)	(205,061)
Loss per share*	(0.01)	(0.01)	(0.00)	(0.01)

*Income (loss) per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in results between the third and fourth quarters of 2005 and 2004 due to the write down of the Mistassini Project in the third quarter of 2005 and the recovery of future income tax in the fourth quarter of the same year.

Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The long term financial success of the Company is dependent on management's ability to discover economically viable diamond deposits.

At December 31, 2005, the Company's working capital position was $1,709,109 compared with $578,020 as at December 31, 2004. The increase of approximately $1.1 million in working capital resulted from share issuances of approximately $2.6 million that were partially offset by resource property costs of approximately $2.2 million (before cost recoveries of approximately $1 million pursuant to Québec refunds and the sale of Severn claims) and $298,000 in operating expenditures.

During 2005, the Company completed four private placements resulting in the issuance of 6,127,948 common shares for net proceeds of $2,749,302 (gross – $2,937,780).

The largest private placements were completed in April 2005 pursuant to which subscribers purchased 3,604,060 flow through shares at $0.50 per share and 1,905,555 non-flow through units at $0.45 per unit for gross proceeds of $2,659,530 (flow through – $1,802,030). Each non-flow through unit consisted of one non-flow through common share and one-half of a share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents were paid a cash commission of $172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within two years after closing.

As at December 31, 2005, Superior had incurred $1,635,971 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining $166,059 in proceeds from flow through shares on eligible exploration expenditures.

The Company raised an additional $442,500 pursuant to the issuance of 333,333 units, at $0.45 per unit, comprised of one common share and one-half of a warrant and 650,000 flow through units, at $0.45 per unit, comprised of one flow through share and one-half of a non-flow through warrant. Each whole share purchase warrant is exercisable at a price of $0.60 within two years after closing. A portion of the gross proceeds totalling $164,250 was outstanding as at December 31, 2005 and therefore the common shares to which those proceeds relate are not included in issued share capital. The funds were received in January 2006.

In December 2005, the Company and its joint venture partner sold their rights to the Severn Project (Kat claims) to De Beers. Superior's share of the proceeds was $200,000 and was received in January 2006.

The exploration advances and receivables balance at December 31, 2005 includes $200,000 from De Beers for the Kat claims, and $434,838 in refundable tax credits from Québec.

Resource property expenditures of $2,224,242 ($1,752,116 on a cash basis) during 2005 were incurred on the Ville Marie Project ($400,565), the AEM Diamond Project ($840,777), Ellard Lake Project ($680,032) and Lesperance Project ($157,348) as well as $145,520 on other projects in Québec. Expenditures were offset by the accrual and/or receipt of $797,031 in tax credits for exploration expenditures incurred in Québec and the resource property write downs relating to the Mistassini and AEM Winisk projects as well as the sale of the Kat claims to De Beers.

The Company has in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

As at December 31, 2005, the Company's only commitment is the property option on the Lesperance Project. The Company has a firm commitment to spend $200,000 in 2006, an option to spend an additional $300,000 by 2008, and the option to spend the final $1.0 million by 2010 for a total of $1.5 million.

The Company is dependent on equity capital to fund exploration and development of its mineral properties. In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities. Management will continue to seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital

As at March 10, 2006, there were 34,387,675 common shares issued and outstanding and the following options and warrants:

OPTIONS

Number of options	Exercise price
1,420,000	$0.50
465,000	$0.40-$0.54
2,630,000	$0.72
4,515,000	

WARRANTS

Date issued	Number of warrants	Exercise price	Expiry date
August 29, 2002	1,000,000	$0.60	August 29, 2006
August 29, 2002	197,500	$0.60	August 29, 2006
March 30, 2004	307,693	$1.00	March 29, 2006
April 28, 2005	952,778	$0.60	April 28, 2007
April 28, 2005	354,562	$0.45	April 28, 2007
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007
	3,304,200		

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments," establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Risks and Uncertainties

History of Net Losses; Uncertainty of Additional Financing

To date, Superior has had no revenue from mining operations and has not yet found that development activity is warranted on any of its properties. Even if Superior does undertake development activity on any of its properties, there is no certainty that Superior will produce revenue, operate profitably or provide a return on investment in the future.

Superior has incurred losses in most years of its operations. The exploration of Superior's properties depends on Superior's ability to obtain additional required financing. There is no assurance that Superior will be successful in obtaining the required financing, which could cause Superior to postpone its exploration plans or result in the loss or substantial dilution of its interest in its properties as disclosed herein.

Possible Loss of Interests in Exploration Properties; Possible Failure To Obtain Mining Licenses

The agreements pursuant to which Superior acquired its interests in properties typically require Superior to make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If Superior fails to make such payments or expenditures in a timely fashion, Superior may lose its interest in those properties. Further, even if Superior does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Mineral Exploration and Development Activities Inherently Risky

The business of diamond exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of Superior's properties has a known body of commercial diamonds. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although Superior carries liability insurance with respect to its mineral exploration operations, Superior may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of northern Ontario and Québec, often in poor climate conditions. Exploration programs are dependent upon sufficient logistical support, including camps, fuel and transportation, to allow productive exploration activities during field seasons. A breakdown in logistical support could severely curtail the Company's planned exploration programs.

Previous mining operations may have caused environmental damage at certain of Superior's properties. It may be difficult or impossible to assess the extent to which such damage was caused by Superior or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of Superior's properties is found to have commercial quantities of diamonds, Superior would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of diamonds.

Superior at Exploration Stage Only; No Experience in Placing Properties into Production

Superior has no experience in placing diamond properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.

Title Risks

Although title to its properties has been reviewed by or on behalf of Superior, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims in Canada, and Superior's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. Superior has not conducted surveys of the claims in which it holds direct or indirect interests. Therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects. In addition, Superior may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

Superior's interests in its various properties are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Superior's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Superior's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Superior's rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties. If such persons fail to fulfill their obligations, Superior could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders. Where Superior's interests in resource properties are managed or operated by third parties, Superior's interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Superior, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Superior has received all necessary permits for the exploration work it is presently conducting. However, there can be no assurance that all permits which Superior may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Superior may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Superior may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Superior is not currently covered by any form of environmental liability insurance. See "Insurance Risk" below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Superior and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

No assurance can be given that insurance to cover the risks to which Superior's activities are subject will be available at all or at commercially reasonable premiums. Superior currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, Superior carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to Superior. If Superior is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition and Marketing
The mining industry in general is intensely competitive and there is no assurance that even if commercial quantities of diamonds are discovered, a ready market will exist for their sale. Factors beyond the control of Superior may affect the marketability of any diamonds discovered. These factors include market fluctuations, the proximity and capacity of commercial markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Superior not receiving an adequate return on invested capital or issuing its investment capital.

Price and Currency
Superior's revenues, if any, would be derived from mining and subsequent sale of diamonds. The diamond market is a unique and complex business, which is largely controlled by the London-based Diamond Trading Company ("DTC"). While the DTC has been successful in maintaining a stable market with steadily increasing prices over the past 10 years, the industry periodically faces challenging conditions such as fluctuations in currencies, interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of minerals that may be produced from Superior's properties, and, ultimately, the economic viability of Superior's properties, cannot be predicted accurately. Superior raises its equity and maintains its accounts in Canadian currency. Superior does not engage in currency hedging activities.

Dependence on Key Management and Employees
Superior's development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Superior. Superior does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on 30 days notice. Superior does not have key man insurance with respect to any of its key employees.

Conflicts
Certain of the directors of Superior also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which Superior may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of Superior are required to act honestly, in good faith and in the best interests of Superior. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Price Fluctuations, Share Price Volatility
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including Superior, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Related Party Transactions
During 2005, the Company paid $36,700 (2004 – $29,645) on account of consulting and management services provided by directors, of which $18,700 was paid to directors who are officers and the remainder to independent directors. The basis for the fees is an annual or per diem rate. Amounts paid to Aurora Platinum Corp. (a company formerly related by way of common directors) under the terms of an administrative services agreement totalled $12,000 (2004 – $24,000). This agreement was terminated in July 2005. In addition, fees of $36,000 (2004 – $48,000) were paid to Southwestern (a company also related by way of common directors) under the terms of a separate administrative services agreement. As at December 31, 2005, there was $3,359 (2004 – $5,898) due to Southwestern.

Subsequent Event
On March 3, 2006, the Company announced that it proposes to sell by way of a non-brokered private placement up to 777,777 units at $0.45 per unit for gross proceeds totalling $350,000. Each unit will consist of one common share and one-half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.60 within 24 months after closing.

Integrity of Disclosure
The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

Additional Information
Additional information is provided in the Company's audited financial statements for the years ended December 31, 2005 and 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

To the Shareholders of Superior Diamonds Inc.

We have audited the balance sheets of Superior Diamonds Inc. as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
VANCOUVER, BRITISH COLUMBIA
MARCH 10, 2006

As at December 31

	2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 1,210,814	$ 606,552
Exploration advances and other receivables	650,974	29,849
	1,861,788	636,401
Resource properties *Note 3*	5,492,103	5,524,791
Future income tax *Note 5*	750,520	–
	$ 8,104,411	$ 6,161,192
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 149,320	$ 52,483
Due to affiliated companies *Note 7*	3,359	5,898
	152,679	58,381
Long term		
Note payable *Note 4*	200,000	200,000
	352,679	258,381
SHAREHOLDERS' EQUITY		
Share capital *Note 6*	16,596,544	13,834,942
Contributed surplus	1,345,550	1,293,550
Deficit	(10,190,362)	(9,225,681)
	7,751,732	5,902,811
	$ 8,104,411	$ 6,161,192

See accompanying notes to financial statements

Approved by the Board



John G Paterson



Murray A Gordon

For the years ended December 31	2005	2004
EXPENSES		
Consulting and management fees	$ 96,232	$ 131,952
General exploration	57,371	61,979
Shareholder information	69,995	121,770
Legal and accounting	30,555	58,449
Office expense	52,490	95,245
Resource property costs written off *Note 3*	1,259,899	362,702
Travel	19,288	7,340
Loss before undernoted items	(1,585,830)	(839,437)
Interest and other income	27,913	18,935
Stock-based compensation *Note 6*	(52,000)	(28,350)
Write off of exploration advances	–	(64,620)
Loss before income taxes	(1,609,917)	(913,472)
Recovery of income taxes *Note 5*	645,236	216,116
Net loss for the year	(964,681)	(697,356)
Deficit at beginning of year	(9,225,681)	(8,312,209)
Renunciation of income tax benefits *Note 5*	–	(216,116)
Deficit at end of year	$ (10,190,362)	$ (9,225,681)
Loss per share	$ (0.03)	$ (0.03)
Weighted-average number of shares outstanding	31,652,351	26,228,670

See accompanying notes to financial statements

For the years ended December 31	2005	2004
OPERATING ACTIVITIES		
Net loss for the year	$ (964,681)	$ (697,356)
Items not involving cash		
Resource property costs written off	1,259,899	362,702
Recovery of income tax	(645,236)	(216,116)
Stock-based compensation	52,000	28,350
Write off of exploration advances	–	64,620
	(298,018)	(457,800)
Change in non-cash operating working capital items		
Decrease (increase) in exploration advances and other receivables	14,755	(7,159)
Decrease in accounts payable and accrued charges	(4,377)	(22,733)
Cash used in operating activities	(287,640)	(487,692)
INVESTING ACTIVITY		
Resource property expenditures	(1,752,116)	(1,364,253)
Cash used in investing activity	(1,752,116)	(1,364,253)
FINANCING ACTIVITY		
Shares issued	2,644,018	1,590,860
Cash provided by financing activity	2,644,018	1,590,860
Increase (decrease) in cash and cash equivalents during the year	604,262	(261,085)
Cash and cash equivalents at beginning of year	606,552	867,637
Cash and cash equivalents at end of year	$ 1,210,814	$ 606,552
Cash and cash equivalents consist of:		
Cash	$ 512,564	$ 207,204
Short-term investments	698,250	399,348
Cash and cash equivalents at end of year	$ 1,210,814	$ 606,552

Supplemental Cash Flow Information *Note 8*

See accompanying notes to financial statements

For the years ended December 31, 2005 and 2004

1. Description of Business

Superior Diamonds Inc. ("Superior" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Québec. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

The Company has sufficient working capital in the near term to fund ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, due to affiliated companies, and note payable. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are written off to general exploration as incurred.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management provides a valuation allowance to future income tax assets where it is more likely than not that the Company will not be able to realize the benefit.

e) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, contingent liabilities and stock-based compensation. Actual results may differ from those estimates.

f) Stock options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

g) Loss per Share

Basic loss per share is computed by dividing net loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

3. Resource Properties

For the year ended December 31, 2005	AEM Diamond Project	Mistassini Project	Ville Marie (Temiscamingue) Project	Ellard Lake Project	Other[1]	Total
Balance, beginning of year	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ –	$ 618,773	$ 5,524,791
Property acquisition, assessment and maintenance	7,070	1,637	13,303	67,548	49,021	138,579
Analytical	90,964	3,058	132,213	521	45,965	272,721
Geophysics	(1,859)	–	5,035	179,000	136,018	318,194
Geology	554,100	5,855	182,952	383,967	59,985	1,186,859
Drilling	180,493	–	60,060	48,996	–	289,549
Project administration	10,009	1,222	7,002	–	107	18,340
Resource property costs written off	–	(1,000,000)	–	–	(259,899)	(1,259,899)
Sale of resource property claim	–	–	–	–	(200,000)	(200,000)
Québec refundable tax credits	–	(64,599)	(646,307)	–	(86,125)	(797,031)
Balance, end of year	$ 2,310,549	$ 1,355,053	$ 782,624	$ 680,032	$ 363,845	$ 5,492,103

[1] Includes: Abitibi Chapais ($161,094); Lesperance ($157,348); Other ($45,403).

For the year ended December 31, 2004	AEM Diamond Project	Mistassini Project	Ville Marie (Temiscamingue) Project	Other[1]	Total
Balance, beginning of year	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
Property acquisition, assessment and maintenance	421	16,934	8,141	11,741	37,237
Analytical	25,318	24,597	191,170	53,636	294,721
Geophysics	–	–	352,674	91,188	443,862
Geology	303,906	43,678	224,066	24,601	596,251
Drilling	–	–	179,568	–	179,568
Project administration	–	5,147	3,000	2,006	10,153
Resource property costs written off	–	–	–	(362,702)	(362,702)
Québec refundable tax credits	–	(76,178)	(47,375)	–	(123,553)
Balance, end of year	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791

[1] Includes: Severn ($250,000); Abitibi Chapais ($151,468); Winisk ($208,443); Other ($8,862).

The AEM Diamond Project resulted from the business reorganization in 2002 between the Company and Aurora Platinum Corp. ("Aurora"). This Project covers 33,000 square kilometres in the Canadian Shield within three separate target areas. From this area the 100% Superior-controlled Ellard Lake Project arose.

Superior has a 50% interest in the Mistassini Project within the Otish Mountain region in Québec. During 2005, the Company wrote down the value of the Project by $1 million to more accurately reflect management's opinion of the Project's fair value.

In December, the Company sold its rights to the Severn Project in Ontario for net proceeds of $200,000. The remaining book value of $51,456 relating to this Project was written off. Also written off during 2005 were costs totalling $208,443 relating to the AEM Winisk Project.

In August 2005, the Company entered into an agreement with Matamec Exploration Inc. ("Matamec") and Cambior Inc. ("Cambior") whereby Superior can earn 100% of the diamond rights and an undivided 50% interest in the Lesperance Property by spending $1.5 million on exploration within five years and issuing to Matamec and Cambior a total of 540,000 common shares over this period. The agreement is subject to a gross overriding royalty of 2.5% of annual net sales proceeds. Superior can purchase up to 1.5% of the royalty by paying $3 million. During the year, the Company issued 30,000 common shares valued at $12,300 pursuant to this agreement.

During 2004, the Company wrote down the value of the Severn Project by $362,702.

4. Note Payable

The Company has in place an unsecured promissory note payable to Southwestern Resources Corp. ("Southwestern") in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly. Interest paid during the year ended December 31, 2005 was $12,000 (2004 – $12,500).

5. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31 2005	December 31 2004
Canadian statutory federal income tax rate	35%	36%
Recovery of income taxes computed at statutory rates	$ 567,657	$ 327,388
Other	(109,802)	–
Non-deductible expenses	(25,104)	(10,161)
Adjustment arising on tax filings	(105,284)	63,457
Change to valuation allowance	317,769	(164,568)
Income tax recovery	$ 645,236	$ 216,116

Recovery of income taxes totalled $645,236 (2004 – $216,116) during the year ended December 31, 2005. The Company recognized the recovery of the tax benefit arising from current year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	December 31 2005	December 31 2004
Operating loss carry forwards	$ 1,272,137	$ 1,474,989
Capital loss carry forwards	219,913	225,792
Resource properties – tax value in excess of carrying value	2,478,239	1,894,887
Share issue costs	153,927	143,607
	4,124,216	3,739,275
Less: Valuation allowance	(3,373,696)	(3,739,275)
Net future income tax asset	$ 750,520	$ –

Due to the recovery of future income tax ($645,236) discussed above and a future income tax adjustment pertaining to share issue costs, the Company recorded a net future income tax asset of $750,520 (2004 – $nil).

At December 31, 2005, the Company had the following loss carry forwards available for tax purposes:

Country	Amount	Expiry
Canada	$ 3,652,081	2006-2015

At December 31, 2005, the Company had the following capital losses:

Country	Amount
Canada	$ 1,262,416

6. Share Capital

a) Authorized: unlimited common shares without par value.

b) During the years ended December 31, 2005 and 2004, changes in issued share capital were as follows:

	For the year ended December 31, 2005		For the year ended December 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of year	27,864,727	$13,834,942	24,817,342	$12,244,082
Private placement – net of share issue costs of $183,478 (2004 – $103,140)	6,127,948	2,749,302	3,047,385	1,590,860
Issued in exchange for resource properties	30,000	12,300	–	–
Issued at end of year	34,022,675	$16,596,544	27,864,727	$13,834,942

In April 2005, the Company closed two private placements. The first was a brokered private placement pursuant to which subscribers purchased 3,604,060 flow through shares at $0.50 per share and 1,461,111 non-flow through units at $0.45 per unit for gross proceeds of $2,459,530. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents were paid a cash commission of $172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within two years after closing.

As at December 31, 2005, the Company had incurred $1,635,971 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining $166,059 in proceeds from flow through shares on eligible exploration expenditures.

The second private placement raised gross proceeds of $200,000 through the sale of 444,444 non-flow through units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

On October 4, 2005, the Company closed a private placement whereby it received gross proceeds of $150,000 through the sale of 333,333 units at $0.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.60 within two years after closing.

On December 30, 2005, the Company closed a private placement whereby it received gross proceeds of $292,500 by issuing 650,000 flow through units at a price of $0.45 per unit. Each unit consisted of one flow through share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share at a price of $0.60 within two years after closing. A portion of the gross proceeds totalling $164,250 was outstanding as at December 31, 2005 and therefore the common shares to which those proceeds relate are not included in issued share capital. The funds were received in January 2006.

On January 16, 2004, the Company completed a private placement of 932,000 units at $0.75 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant. One whole share purchase warrant entitled the holder to buy one common share for $0.90 until January 15, 2005. Broker warrants totalling 93,200 were issued with each broker warrant entitling the holder to purchase one common share at a price of $0.75 until January 15, 2005.

On March 30, 2004, the Company completed a non-brokered private placement of 615,385 units at $0.65 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full share purchase warrant entitling the holder to purchase one common share at $0.85 during the first year and at $1.00 during the second year after closing.

On December 17, 2004, the Company completed a private placement of 1.5 million common shares at a price of $0.40 for gross proceeds of $600,000.

c) Stock Options

At December 31, 2005, there were 4,415,000 stock options outstanding and exercisable under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	For the year ended December 31, 2005		For the year ended December 31, 2004	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at beginning of year	4,265,000	$ 0.64	4,230,000	$ 0.64
Issued	205,000	$ 0.45	115,000	$ 0.50
Cancelled	(55,000)	$ 0.69	(80,000)	$ 0.60
Outstanding and exercisable at end of year	4,415,000	$ 0.63	4,265,000	$ 0.64

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2005.

Number of options	Exercise price	Weighted-average remaining years of contractual life
1,420,000	$0.50	1.7
265,000	$0.40-$0.46	4.1
100,000	$0.52	3.3
2,630,000	$0.72	2.9
4,415,000	$0.63	2.6

d) Stock-Based Compensation

As a result of 205,000 stock options granted during the year ended December 31, 2005, the Company recognized $52,000 (2004 - $28,350) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.25 (2004 – $0.24) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 62% (2004 – 52%); risk free interest rate of 3.5% (2004 – 5%); and an expected life of five years (2004 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at December 31, 2005, there were 3,304,200 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
August 29, 2002	1,000,000	$0.60	August 29, 2006
August 29, 2002	197,500	$0.60	August 29, 2006
March 30, 2004	307,693	$1.00	March 29, 2006
April 28, 2005	952,778	$0.60	April 28, 2007
April 28, 2005	354,562	$0.45	April 28, 2007
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007

No carrying values have been assigned to the warrants.

7. Related Party Transactions

Fees totalling $36,700 (2004 – $29,645) were paid on account of consulting and management services provided by an officer, who is also a director, and other directors. Amounts paid to Aurora, a company formerly related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (2004 – $24,000). In addition, there were fees of $36,000 (2004 – $48,000) paid to Southwestern, a company also related by way of common directors, under the terms of a separate administrative services agreement. There was an amount owing to Southwestern of $3,359 (2004 – $5,898) as at December 31, 2005.

8. Supplemental Cash Flow Information

For the years ended	December 31 2005	December 31 2004
Interest received	$ 27,496	$ 8,456
Interest paid	$ 12,000	$ 12,500
Issued 30,000 common shares pursuant to the Lesperance Property agreement	$ 12,300	$ –
Future income tax adjustment to share issue costs	$ 105,284	$ –

9. Subsequent Event

On March 3, 2006, the Company announced that it proposes to sell by way of a non-brokered private placement up to 777,777 units at $0.45 per unit for gross proceeds totalling $350,000. Each unit will consist of one common share and one-half of one common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.60 within 24 months after closing.

CORPORATE DIRECTORY

[illegible]AN C. MOON ‡ †
Chair of the Board

JOHN G. PATERSON †
President, CEO and Director

THOMAS E. MORRIS
Vice President, Exploration

PARKASH K. ATHWAL
Chief Financial Officer

SUSY H. HORNA
Corporate Secretary

THOMAS W. BEATTIE
Director

MURRAY A. GORDON ‡ † +
Director

[illegible] WAYNE LIVINGSTONE ‡ † +
Director

‡ member of the Audit Committee
† member of the Corporate Governance and Nominating Committee
* member of the Compensation Committee
+ member of the Environment and Safety Committee

[illegible]

Superior Diamonds Inc.
Suite 1650
701 West Georgia Street
P.O. Box 10102
Vancouver, British Columbia
Canada V7Y 1C6
T: 604 806 0667
F: 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

[illegible]

Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
T: 705 525 0992
F: 705 525 7701

Auditors

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4



Transfer Agent

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

SUP – TSX.V

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Tuesday, May 9, 2006 at 10:30 am

SUPERIOR DIAMONDS INC.

SUP – TSX.V

1650
West Georgia Street
10102
ncouver, British Columbia
nada V7Y 1C6

806 0667
688 5175

superiordiamonds.ca
@superiordiamonds.ca

SUPERIOR DIAMONDS INC.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 9, 2006

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Superior Diamonds Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday May 9, 2006 at 10:30 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 and the Auditors' Report thereon;

2. set the number of directors at five and elect directors for the ensuing year;

3. appoint auditors for the Company and authorize the directors to fix the auditors' remuneration; and

4. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

The Directors have fixed the close of business on March 21, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (British Columbia).*

BY ORDER OF THE BOARD OF DIRECTORS



March 22, 2006
Vancouver, British Columbia

Thomas W. Beattie
Director

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: +(416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SUPERIOR DIAMONDS INC.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 21, 2006

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Superior Diamonds Inc. (the "Company" or "Superior") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of Superior (the "**Management Proxyholders**").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Superior knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Superior's registrar and transfer agent,

Computershare Investor Services Inc. by mail at 9th Floor – 100 University Avenue, Toronto, ON M5J 2Y1 or by fax (866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Superior as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of Superior are "non-registered" Shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Superior has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Superior to forward meeting materials directly to "non objecting beneficial owners". If Superior or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Superior (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Superior, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 34,387,677 common shares issued and outstanding. Only those shareholders of record on March 21, 2006 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
FNX Mining Company Inc. (1)	6,860,715	19.95%
Southwestern Resources Corp. (2)	6,403,399	18.62%
John G. Paterson (3)	3,620,762	10.53%

(1) FNX Mining Company Inc. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.
(2) Southwestern Resources Corp. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.
(3) Mr. Paterson is the Company's President & CEO.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, has been furnished by each of them:

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)	Stock Options Held
ALAN C. MOON (4)(5)(7) Calgary, AB	2003	Chair of the Board of Directors, President of Crescent Enterprises Inc. (a private corporate consulting company), independent businessman and corporate director.	8,900	225,000
JOHN G. PATERSON (6) Vancouver, BC	2002	President & Chief Executive Officer and Director of the Company, and President, CEO and Director of Southwestern Resources Corp. (public mineral exploration companies). President of Glengarry Resource Management Inc. (private consulting company).	3,620,762	600,000
K. WAYNE LIVINGSTONE (4)(5)(6)(7) White Rock, BC	1998	Director of the Company; President of New Oroperu Resources Inc. (public mineral exploration company) and partner in a Yukon placer mining operation. Director and acting President of Carlin Gold Corporation (public mineral exploration company).	94,750	225,000

Name	Director Since[1]	Present Principal Occupation, Business or Employment [2]	Shares Owned [3]	Stock Options Held
THOMAS W. BEATTIE West Vancouver, BC	2002	Director of the Company; VP, Corporate Affairs and Corporate Secretary of Southwestern Resources Corp.; VP, Corporate Development of Lake Shore Gold Corp. (public mineral exploration companies); Director of Westvista Management Inc. (private consulting company).	43,000	300,000
MURRAY A. GORDON [4][5][6][7] North Vancouver, BC	2004	Director of the Company and Lake Shore Gold Corp.	nil	175,000

(1) Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 9, 2006.
(2) Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.
(3) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 21, 2006.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Environment and Safety Committee.
(7) Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to the Company's Chief Executive Officer and Chief Financial Officer as well as each of the Company's three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year and whose total annual compensation exceeds $150,000 (collectively the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation [1][2]			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John G. Paterson[3] President & CEO	2005	nil	nil	17,000[4]	nil	nil	nil	Nil
	2004	nil	nil	3,000[4]	nil	nil	nil	nil
	2003	nil	nil	25,500[4]	300,000	nil	nil	nil
Parkash K. Athwal[5] CFO	2005	nil	nil	9,450[5]	nil	nil	nil	nil
	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	150,000	nil	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.
(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Member of the Board of Directors
(4) Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.
(5) Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)(2)	Expiration Date
John G. Paterson	nil	n/a	nil	nil	n/a
Parkash K. Athwal	nil	n/a	nil	nil	n/a

(1) No SARs were granted.
(2) Closing price of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1) EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (2) ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2005(3) ($) Exercisable/Unexercisable
John G. Paterson	nil	n/a	600,000/nil	nil/nil
Parkash K. Athwal	nil	n/a	250,000/nil	nil/nil

(1) As no SARs were granted, no SARs were exercised.
(2) Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening market price on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.
(3) Value is the product of the number of shares multiplied by the difference between the closing market price of $0.41 on December 31, 2005 and the exercise price.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into consulting contracts with companies controlled by both of the Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table".

Compensation of Directors

In 2005 the three independent directors of the Company (Alan C. Moon, K. Wayne Livingstone and Murray A. Gordon) were each paid director's fees of $6,000. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company. Certain executive officers provide these services pursuant to consulting agreements (also see "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 1992.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-01 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX Venture Exchange.

Form 58-101F1 Corporate Governance Disclosure

1. **Board of Directors**

   The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Alan C. Moon, K. Wayne Livingstone and Murray A. Gordon. The chair of the Board, Alan C. Moon, is an independent director, which enhances the Board's ability to function independently of management. The independent directors hold regularly scheduled meetings at which members of management are not in attendance.

   The following directors are members of management and thus are not independent: John G. Paterson and Thomas W. Beattie.

2. **Directorships**

   Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Avenir Diversified Income Trust Calpine Power Income Fund TransAtlantic Petroleum Corp. Lake Shore Gold Corp. Maxy Gold Corp. Enervest Diversified Income Trust Enervest Natural Resource Fund Ltd. Enervest FTS LP 2004 Enervest FTS LP 2005
John G. Paterson	Southwestern Resources Corp.
K. Wayne Livingstone	New Oroperu Resources Corp. Carlin Gold Corporation
Murray A. Gordon	Lake Shore Gold Corp.

3. Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company's business:

a. each new director is provided with a copy of the Board Manual, which contains the Company's policies and provides a comprehensive introduction to the Board and its committees; and
b. each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company's business will be necessary and relevant to each new director.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a. the Board Manual is reviewed at least annually and revised materials are given to each director; and
b. there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

4. Ethical Business Conduct

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the "Code"), a copy of which is filed on SEDAR. A copy of the Code has been provided to each director, officer, employee and consultant and is provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed. As one measure to ensure compliance with the Code, the Board has established whistleblower policies which detail complaint procedures for financial concerns, and environment and safety concerns.

The Board complies with the conflict of interest provisions of the British Columbia *Business Corporations Act*, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of

Employee Conduct to encourage and promote a culture of ethical business conduct.

5. Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee, which is composed entirely of independent directors, regarding:

a. the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and
b. the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

6. Compensation

The Compensation Committee, composed entirely of independent directors, recommends to the Board the compensation for the Company's directors and officers by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.

7. Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee. The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development. Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

8. Assessments

The Corporate Governance and Nominating Committee will evaluate the effectiveness of the Board, its committees and individual directors. Each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee chair, and submits a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board will conduct an annual review of its performance, as well as that of the Chair of the Board.

AUDIT COMMITTEE DISCLOSURE

The following disclosure meets the requirements of Multilateral Instrument 52-110, Audit Committees, for Venture Issuers.

1. The Audit Committee's Charter

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company's internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board. Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a. meets at least four times per year, either by telephone conference or in person;
b. invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;
c. reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;
d. has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;
e. has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;
f. has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and
g. pre-approves non-audit services to be performed by the external auditors in accordance with the Committee's pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

Also, the Audit Committee:

a. recommends to the Board:
   i. whether the current external auditors should be reappointed for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative; and
   ii. the amount of compensation payable to the external auditors;

b. resolves disagreements, if any, between management and the external auditors regarding financial reporting;
c. provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;
d. takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;
e. confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 *Auditor Oversight* and are in compliance with governing regulations;
f. reviews and evaluates the performance of the external auditors; and
g. reviews and approves the Company's hiring policy regarding partners, employees and former partners and employees of the Company's external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company's financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a. considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company's auditing and accounting principles and practices;
b. consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;
c. ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;
d. reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;
e. reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;
f. reviews the appropriateness and disclosure of any off-balance sheet matters;
g. reviews disclosure of related-party transactions;
h. receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;
i. makes recommendations to the Board respecting approval of the audited financial statements;
j. meets with the external auditors separately from management to review the integrity of the Company's financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;
k. directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and
l. meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a. reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;
b. conducts all such reviews and discussions with the external auditors and management as it deems appropriate;
c. reviews the interim financial statements with the external auditors; and
d. makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a. reviews the Company's annual and interim financial statements, Management's Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;
b. reviews all of the Company's public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;
c. reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;
d. consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;
e. obtains such certifications by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;
f. reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;
g. reviews as required with management the annual financial statements, the quarterly financial statements, Management's Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;
h. reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters;
i. reviews with management proposed regulatory changes and their impact on the Company; and
j. reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

COMPOSITION

The Audit Committee will be composed of three Directors, all of whom will be Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee will meet the prescribed independence, financial literacy and experience requirements and will have relevant skills and/or experience in the Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company's securities are traded.

Appointment of Committee Members

Members of the Committee will be appointed or confirmed by the Board annually and will hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board must fill any vacancy if the membership of the Committee is less than the minimum requirement number of Directors required for the Committee.

Committee Chair

The Board will appoint a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee will appoint a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee will constitute a quorum.

Notice of Meetings

The Chair of the Committee will arrange to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair will also ensure that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company's Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee will determine its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company's Whistle Blower Policy – Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation. The results of that initial investigation will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint will be documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee will report to the Board of Directors.

The Audit Committee will review its Charter and conduct an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee shall report to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the "Committee Annual Report").

2. Composition of the Audit Committee

The Audit Committee consists of three independent members all of whom are financially literate: Murray A. Gordon (Chair), K. Wayne Livingstone and Alan C. Moon.

3. **Relevant Education and Experience**

Murray A. Gordon (Chair of the Audit Committee) is a Chartered Accountant with 30 years of experience in the mining industry. He was employed by Placer Dome Inc. for 23 years and, from 1994 to his retirement in 2000, he held the position of VP, Finance and CFO of Southwestern Resources Corp., Aurora Platinum Corp. and Canabrava Diamond Corporation. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies' financial statements and the internal controls required to accurately report the Company's financial position.

Alan C. Moon (Chair of the Board of Directors) is a former senior executive with significant business experience both internationally and domestically, and brings to the board a strong and diversified business background. Mr. Moon, a professional engineer with an MBA, serves on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to financial statements of natural resource companies.

K. Wayne Livingstone is a geologist with a number of years of technical as well as business experience as president of a publicly traded junior mineral exploration company. Mr. Livingstone has acquired the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Superior's financial statements.

4. **Audit Committee Oversight**

Since the commencement of the Company's most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

5. **Reliance on Certain Exemptions**

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 *(De Minimis Non-audit Services)*; or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 *(Exemptions)*.Since the commencement of the issuer's most recently completed financial year, the issuer has not relied on: (a) the exemption in section 2.4 *(De Minimis Non-audit Services)*, or (b) an exemption from this Instrument, in whole or in part, granted under Part 8 *(Exemptions)*.

6. **Pre-Approval Policies and Procedures**

The Audit Committee pre-approves all non-audit related services provided by the external auditors.

7. ***External Auditors' Service Fees (By Category)***

The fees paid to the External Auditors were as follows:

	2005	2004
a. Audit Fees	$24,600	$31,400
b. Audit Related Fees	--	--
c. Tax Fees[1]	9,050	4,500
TOTAL	**$33,650**	**$35,900**

[1] for services rendered in the ordinary course of business for tax compliance.

8. Exemption

Pursuant to section 6.1 of Multilateral Instrument 52-110, "Audit Committees", the Company is exempt from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*). Part 3 of Multilateral Instrument 52-110 specifies the requirements for the composition, independence and financial literacy of the Audit Committee, and the Company meets these requirements, notwithstanding the exemption. Part 5 specifies the reporting obligations for issuers that are not venture issuers, meaning the issuer's shares are not listed on the Toronto Stock Exchange, a US marketplace, or a marketplace outside of Canada and the United States.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.



DATED at Vancouver, BC
March 21, 2006

Director